FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of   March , 2006
                                         --------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                (Translation of registrant's name into English)

                16 BENSON ST, TOOWONG. QUEENSLAND 4066, AUSTRALIA
                -------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X   Form 40-F
                                      ----            ----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes      No  X
                                       ---     ---
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


     Attached as Exhibit 99 is a copy of the Company's announcement - Progen meets with FDA to progress PI-88 clinical development, dated March 27, 2006

                                   SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Progen Industries Limited

                                             /s/ Linton Burns


Date: March 27, 2006                         By: Linton Burns, Company Secretary


                                  EXHIBIT INDEX

Exhibit Number                              Description
--------------                              -----------
Exhibit 99 Copy of the Company's announcement - Progen meets with FDA to progress PI-88 clinical development, dated March 27, 2006.